Henkel

A Brand like a Friend

Henkel KGaA • Henkelstr. 67 • D-40191 Düsseldorf

05012543

Office of International Corporation Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Abteilung / dept. Recht / Law Department
VJC - Corporate Matters
Telefon / phone (direct) (+49-211) 797 8959
Telefax / fax (direct) (+49-211) 798 2463
E-Mail thomas-gerd.kuehn@henkel.com
Ihre Nachricht / your message

Datum

2005-11-10

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

Ladies and Gentlemen:

Enclosed please find Henkel's press Release: "Clean bill of health for hotmelt adhesives."

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,
Henkel KGaA

T. Kuehn

H. Nicolas

Encl.

VCmail
09.11.2005 12:14
Entscheidung erforderlich ? ☐ ja

An:
Kopie: (Blindkopie: Thomas-Gerd Kuehn/DE/EMEA/HENKEL)
Thema: Press Release "Clean bill of health for hotmelt adhesives"

Henkel
A Brand like a Friend

Information from Corporate Communications

Ladies and Gentlemen,

Attached please find the 10th press release of our "Quality from Henkel" series. The Quality series of press releases is designed to strengthen our Quality initiative and to communicate our quality and innovation in our business. We just distributed the 10th release on "Clean bill of health for hotmelt adhesives" to the media.

With my very best regards,

Ernst Primosch

Press release

Clean bill of health for hotmelt adhesives

"And the winner is ..." – The Henkel Sustainability Report swept the board. The 42-page report from Düsseldorf outclassed 150 other German publications on sustainable business practices. At the beginning of the year, Henkel was awarded the prize for the best sustainability report by Unternehmensvereinigung future e.V., the Institute for Ecological Business Research and the business magazine "Capital". While the Jury focused its attention mainly on the content, the Henkel Sustainability Report is also distinguished by its ecological production process. To bind the spine of the publication, for instance, the company chose an innovative polyurethane hotmelt with significantly improved user safety.

All around us – in the sidewalls of mobile homes, in furniture profiles, in dishwashing sponges, or in the neat bonding of prestigious brochures – polyurethane-based hotmelt adhesives are frequently encountered in our everyday lives. "Polyurethane hotmelts have many advantages over other adhesives systems," says polyurethane expert Dr. Michael Krebs from Henkel. "These include freedom from solvents, instantaneous adhesion, high structural strength and excellent resistance to aging." Nevertheless, these sought-after hotmelts are subject to special safety precautions during application. Since they are heated up to an extreme 170 degrees Celsius during the bonding process, vapors containing monomeric isocyanates may be emitted. This is critical in view of European legal regulations for the safe processing of isocyanate-based products. Measures such as vapor extraction and the use of personal protective equipment have to be taken in order to avoid direct contact with the skin and eyes, while preventing isocyanates from entering employees' respiratory tracts. For this reason all polyurethane hotmelts have so far been subject to hazard labeling in the EU.

Greater safety at the workplace

"When we started developing this new generation of polyurethane hotmelts, we asked ourselves a basic question: Do we have to accept this emission behavior as an immutable law of nature? Or can we take a fresh approach in this field?" recalls Henkel researcher Dr. Michael Krebs. Experienced scientists at Henkel have been investigating this issue for several years now. "At one point, we considered the possibility of applying a process similar to the decaffeination of coffee. But this proved to be impractical," Krebs continues. Nevertheless, the team of researchers did finally achieve their breakthrough – by developing a polyurethane hotmelt that releases up to 90 percent less vapor containing isocyanate and therefore does not have to be labeled as hazardous. At the same time, the new hotmelt, known as Purmelt MicroEmission, features all the positive properties of a polyurethane adhesive. Henkel has already filed for five patents for its revolutionary process. "This means that we have reached our goal of achieving much safer application due to the product itself," says Krebs.

Independent tests confirm Henkel results

The highly reputed Fraunhofer Institute for Manufacturing Technology and Applied Materials Research in Bremen, or IFAM for short, and the statutory accident insurance institution for the printing and paper processing industry in Germany have closely examined the results obtained by Henkel's researchers. Using a bookbinding machine, they have precisely measured actual emissions, i.e. the resultant vapors. "We chose an extreme measuring point right at the glue applicator under the protective hood during production. And we were unable to measure any isocyanates down to the measuring method's detection limit, which is less than one tenth of the permitted workplace limit of 0.05 milligrams per cubic meter of room air," declares Albrecht Göckle of the accident insurance institution in the trade journal bindereport.

Big market for the new adhesive

The innovative adhesive has a great future ahead of it, particularly when it comes to improving occupational safety and health. The most recent studies have shown that one in four of the roughly 150 million employees in Europe has to handle hazardous substances at the workplace. The EU's position on this subject is unambiguous: "Ideally, hazardous substances should be barred from use or, if this is not possible, the substance should be replaced by a less hazardous one," states the European Agency for Safety and Health at Work.

Responding to these impressive test results, the insurance institution for printing and paper processing now recommends the new Henkel hotmelt. "Purmelt MicroEmission products represent an innovative breakthrough in polyurethane hotmelts," says Volker Mansfeld, Marketing Manager in the General Industry unit.

Competitive edge through Purmelt MicroEmission

Countless companies have already opted for Purmelt MicroEmission. One of these is an Italian furniture manufacturer that is already using the low-isocyanate Henkel adhesive. By switching to Purmelt MicroEmission products, the Italian company is demonstrating its long-term commitment to optimized occupational health and environmental protection to its key account, a leading Scandinavian furniture store chain. "This means that our customer is not only improving working conditions for his own employees, but has also gained a major competitive edge in his bid to serve this major customer," says Volker Mansfeld.

"Henkel – A Brand like a Friend" Every day, millions of customers and consumers around the world restate their trust in us. And it is a trust that we have worked hard to earn: With innovative brandname products for home care, DIY enthusiasts and craftsmen, for body care and cosmetics, and with superior technologies for industries such as transportation, electronics, packaging, durable and consumer goods. As much as the products differ from one another, they have one thing in common: Quality from Henkel. Delivering quality has been at the heart of Henkel's daily business for more than 125 years now. Quality from Henkel - for us it's more than just a promise. It's an obligation. Quality - to make our customers our friends.

The Henkel Group operates in three strategic business areas – Home Care, Personal Care, and Adhesives, Sealants and Surface Treatment. In fiscal 2004 the Henkel Group generated sales of 10,592 billion euros.

For more information about Quality from Henkel, visit www.quality-from-henkel.com

Photomaterial is available under www.press.henkel.com

Contact
Henkel KGaA
Simone Gleumes
Business and Brand Communications
Tel.: +49 211-797-4463
Fax: +49 211-798-4040

Peter Lienkamp
Business and Brand Communications
Tel.: +49 211-797-1458
Fax: +49 211-798-4040

Henkelstr. 67, 40191 Düsseldorf, Germany
press@henkel.com
Internet: www.press.henkel.com

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